

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Swee Guan Hoo
Chief Executive Officer
Energem Corp.
Level 3, Tower 11, Avenue 5, No. 8
Jalan Kerinchi, Bangsar South
Wilayah Persekutuan Kuala Lumpur, Malaysia

Re: Energem Corp.
Amendment No. 10 to Registration Statement on Form S-4
Filed December 28, 2023
File No. 333-268716

Dear Swee Guan Hoo:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023, letter.

Amendment No. 10 to Form S-4

General

1. We note revised disclosure on page 31 that indicates the lock-up period for the founder shares was increased from six to nine months pursuant to the first amendment to the share purchase agreement, yet the amendment filed as Exhibit 10.27 and cited on page 91 does not appear to reflect these provisions. Please revise to reconcile this apparent inconsistency or advise.

2. We note revised disclosure that the underwriters agreed in December 2023 to accept a portion of their deferred underwriting commission as equity. Please file this agreement as an exhibit to your registration statement. Your disclosure indicates that the underwriters will receive 202,500 shares of the combined entity at closing and the "difference in

amount" (payable in cash or equity using a five-day VWAP) if the aggregate VWAP as of shares as of the effectiveness date of the proxy statement/prospectus is less than $10 per share. Since this effectiveness date will precede the closing of the business combination (and thus trading of combined entity shares), please revise to clarify how the VWAP will be measured (for instance, by reference to your ordinary shares). Please also revise disclosure on page 177 that refers to repricing of the equity to occur at nine months after closing using a 10-day VWAP for consistency, or advise.

<u>Summary of the Proxy Statement/Prospectus</u>
<u>PIPE Investment, page 35</u>

3.   We note your revised disclosure in this section and elsewhere in the registration statement, as well as the related share purchase agreement filed as Exhibit 10.25 ("SPA"). Please further revise to clearly identify the (i) number of Graphjet shares being purchased by the purchaser under the SPA and (ii) the date on which such shares were or will be purchased and the $2.5 million purchase price paid.

4.   We note your disclosure that the issuance of the Combined Entity Ordinary Shares to the PIPE Investor in exchange for the Graphjet Pre-Transaction Shares shall be from shares registered under this registration statement. Please provide your legal analysis as to why it is appropriate to register the primary issuance of such shares.

5.   We note your disclosure that if the consummation of the Business Combination does not occur on or prior to March 31, 2024, Graphjet shall return the Purchase Price to the PIPE Investor by the close of business on March 31, 2024 and that Graphjet and Energem agree that for each day following March 31, 2024 that the return of the Purchase Price is delayed, interest shall accrue. Please revise to clarify the entity responsible for returning the Purchase Price to the PIPE Investor. In that regard, we note that the Share Purchase Agreement states that the "Company Shareholders" shall return the Purchase Price to the Purchaser. The term "Company Shareholders" is not defined. If Energem is responsible for returning the Purchase Price, then please address any risks associated with this responsibility.

6.   We note your disclosure that the 250,000 Pre-Transaction Shares shall be cancelled. Please revise to identify the entity responsible for cancelling the Graphjet shares issued to the Purchaser. In this regard, we note the SPA states that the purchaser shall promptly take such reasonable actions as requested by the "Company Shareholders" with respect to the cancellation of the shares.

7.   We note your disclosure indicating that the SPA will terminate if the issuance of combined entity shares to the purchaser in exchange for Graphjet shares does not occur by March 31, 2024, while Section 6 of the SPA provides December 31, 2023. Please reconcile this apparent inconsistency.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 177

8.   Please expand Note 3 (B) to more fully discuss any potential compensation to the underwriters at closing either in cash or shares for the Difference in Amount, similar to your disclosure on page F-17. Please clearly describe how the Difference in Amount will be calculated and if a cash payment will be required.

Please contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Debbie Klis